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                             February 1, 2024

       David Farnsworth
       Chief Financial Officer
       Mercury Systems, Inc.
       50 Minuteman Road
       Andover, MA 01810

                                                        Re: Mercury Systems,
Inc.
                                                            Form 10-K for the
Year Ended June 30, 2023
                                                            File No. 001-41194

       Dear David Farnsworth:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended June 30, 2023

       Notes to Consolidated Financial Statements
       Note B. Summary of Significant Accounting Policies
       Revenue Recognition, page 55

   1. We note that for over time contracts, you typically leverage the input method, using a cost-to-cost measure of
progress. Changes in estimates are applied retrospectively and when adjustments in
estimated contract costs are identified, such revisions may result in current period
adjustments to earnings applicable to performance in prior periods. Please revise future filings
to disclose the change in contract estimates that impacted operating profits for each year
presented pursuant to ASC 250-10-50-4. Also, please revise your disclosure in MD&A to
provide the gross amount of favorable and unfavorable
                                                        adjustments to contract
estimates to complete for each period presented. To the extent material, please revise
your disclosure to address such circumstances, accompanied by an appropriate level of
analysis of the underlying reasons for the significant changes. We believe such disclosure
will give investors more insight to the estimation process
                                                        associated with your
contracts, as discussed in    Critical Accounting Estimates,    and the
 David Farnsworth
FirstName LastNameDavid Farnsworth
Mercury Systems, Inc.
Comapany1,NameMercury
February   2024       Systems, Inc.
February
Page 2 1, 2024 Page 2
FirstName LastName
         separate potential impacts on your results. As part of your response, please provide us with a copy of your intended revised disclosure.


Contract Assets, page 57

2. We note your disclosure that the contract asset balance increased due to growth in revenue recognized under contracts, as well as the timing of program milestone billings during the fiscal year ended June 30, 2023. Please revise future filings to quantify each of the significant changes in the balance. Also, disclose the nature and status of amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization, and any amounts that are expected to be billed/collected after one year. See guidance in ASC 606-10-50-10 and Rule 5-02(3)(c) of
         Regulation S-X.


Note G. Goodwill, page 66

3. We note your disclosure that you performed the annual goodwill impairment test in the fourth quarter of fiscal 2023 with no impairment noted. Given the significance of your goodwill balance and overall decline in your market capitalization, as well as deteriorating operating results, please revise your notes to the financial statements in future filings to address the following:
             Provide a discussion of how goodwill and other intangible assets were tested in 2023, including whether you performed a qualitative and/or quantitative test;
             Expand your disclosure to state whether or not the fair value of your reporting units
              "substantially exceeds" the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value;
             Explain how you consider market capitalization in determining the estimated fair values of the reporting units. Refer to ASC-350-20-35-3C; Additionally, please revise your disclosure in the Critical Accounting
Policies section of
         MD&A to provide a more detailed description of the key assumptions you used to estimate fair value of the reporting units during your impairment analysis, including how the key assumptions were determined, and to discuss the degree of uncertainty associated with the key assumptions, including material changes in the key assumptions during the periods presented. Please provide us with a copy of your intended disclosure.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Farnsworth
Mercury Systems, Inc.
February 1, 2024
Page 3

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameDavid Farnsworth                      Sincerely,
Comapany NameMercury Systems, Inc.
                                                        Division of Corporation
Finance
February 1, 2024 Page 3                                 Office of Manufacturing
FirstName LastName